Exhibit 99.1

Alithya reports second quarter Fiscal 2027 results

Bookings(1) reach $108.2 million, with a Book-to-Bill Ratio(1) of 1.05

Q2-2027 Highlights
•Revenues of $103.4 million, down 16.8% year-over-year. 82.6% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 24.1% to $32.5 million, compared to $42.8 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) decreased to 31.4%, compared to 34.4% for the same quarter last year.
•Net loss of $25.0 million, or $0.26 per share, compared to $31.0 million, or $0.32 per share, for the same quarter last year. Net loss included impairment charges of $30.4 million compared to $38.0 million in Q2 fiscal 2026.
•Adjusted Net Earnings(2) of $4.6 million, or $0.05 per Share(2), compared to $9.5 million, or $0.10 per Share for the same quarter last year.
•Adjusted EBITDA(2) decreased by $4.5 million, or 35.3%, to $8.3 million, for an Adjusted EBITDA Margin(2) of 8.0% of revenues, compared to $12.8 million, for an Adjusted EBITDA Margin of 10.3% of revenues, for the same quarter last year.
•Net cash from operating activities was $0.9 million, representing a decrease of $0.2 million, compared to $1.1 million for the same quarter last year.
•Bookings(1) reached $108.2 million, which translated into a Book-to-Bill Ratio(1) of 1.05 for the quarter, compared to Bookings of $90.9 million and a Book-to-Bill Ratio of 0.73 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at September 30, 2026.
•Previously announced Strategic Review process continues, with Scotiabank as financial advisor.

(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See “Non-IFRS and Other Financial Measures” below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
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MONTREAL, CANADA (November 13, 2026) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the second quarter of fiscal 2027 ended September 30, 2026. All amounts are in Canadian dollars unless otherwise stated.
Quote by Paul Raymond, President and CEO, Alithya:
“I want to sincerely thank our teams for their continued dedication and commitment, and our clients for their trust and collaboration. Their collective efforts and our disciplined execution have enabled us to maintain healthy bookings, as we remain focused on delivering meaningful value and positioning Alithya for the future.”
Strategic review
As announced on July 27, 2026, the Company initiated a strategic review process and has engaged Scotiabank as its financial advisor to assist in identifying, reviewing, and evaluating potential strategic alternatives to maximize value for all shareholders. The Company is exploring a range of such alternatives including, but not limited to, a merger or other business combination, a privatization, a sale of the Company, a recapitalization, strategic investments or partnerships, or continuing to operate as a publicly listed company. There can be no assurance that any transaction will occur, and the Company does not intend to make any additional comments until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is appropriate or required by applicable securities laws.
Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for % and per share data)	F2027-Q2	F2026-Q2	YTD F2027	YTD F2026
Revenues	103,368	124,292	208,418	248,450
Gross Margin	32,469	42,780	64,360	82,573
Gross Margin as a Percentage of Revenues (%)(1)	31.4%	34.4%	30.9%	33.2%
Selling, General and Administrative Expenses	25,240	31,296	53,578	61,869
Selling, General and Administrative Expenses as a Percentage of Revenues (%)(1)	24.4%	25.2%	25.7%	24.9%
Net Loss	(25,024)	(30,961)	(27,445)	(30,776)
Basic and Diluted Loss per Share	(0.26)	(0.32)	(0.29)	(0.31)
Adjusted Net Earnings(2)	4,564	9,467	7,435	15,986
Adjusted Net Earnings per Share(2)	0.05	0.10	0.08	0.16
Adjusted EBITDA(2)	8,272	12,788	13,694	24,417
Adjusted EBITDA Margin (%)(2)	8.0%	10.3%	6.6%	9.8%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See “Non-IFRS and Other Financial Measures” below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
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Second Quarter Results
The Company has two reportable segments based on area of services: Enterprise Transformation and Industry Services and Solutions. Comparatives include a third segment (“Datum Services”) which includes the results of U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”), as those companies have been sold on March 31, 2026 to Medivra Holdings LLC (the “Datum Transaction”). Accordingly, no revenue or gross margin is presented for that segment for the three months ended September 30, 2026.
Revenues
Revenues amounted to $103.4 million for the three months ended September 30, 2026, representing a decrease of $20.9 million, or 16.8%, from $124.3 million for the three months ended September 30, 2025. Revenues from Datum Services amounted to $3.9 million for the three months ended September 30, 2025.
Enterprise Transformation revenues decreased by $6.4 million, or 9.0%, to $64.4 million for the three months ended September 30, 2026, from $70.8 million for the three months ended September 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity, lower performance from certain areas of the business, and an IP sale recognized in the prior year that was non-recurring, partially offset by a favorable US$ exchange rate impact of $0.9 million between the two periods.
Industry Services and Solutions revenues decreased by $10.6 million, or 21.5%, to $39.0 million for the three months ended September 30, 2026, from $49.6 million for the three months ended September 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity, and reduced revenues from government contracts and the banking sector.
During the quarter, 24 new clients were signed.
Gross Margin
Gross margin decreased by $10.3 million, or 24.1%, to $32.5 million for the three months ended September 30, 2026, from $42.8 million for the three months ended September 30, 2025. Gross Margin as a Percentage of Revenues decreased to 31.4% for the three months ended September 30, 2026, from 34.4% for the three months ended September 30, 2025.
Enterprise Transformation Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, primarily due to lower performance from certain areas of the business, and the impact of the one-time IP sale which had a full contribution to gross margin as a percentage of revenues.
Industry Services and Solutions Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, mainly due to decreases in utilization rates and tax credits, and changes in project mix.

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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $25.2 million for the three months ended September 30, 2026, representing a decrease of $6.1 million, including the $1.6 million impact of Datum Services that was divested on March 31, 2026, or 19.5%, from $31.3 million for the three months ended September 30, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 24.4% for the three months ended September 30, 2026, compared to 25.2% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, mainly stemming from workforce reductions and variable compensation, decreased professional fees, and decreased share-based compensation costs.
Net Loss
Net loss for the three months ended September 30, 2026 was $25.0 million, representing a decrease of $6.0 million, from $31.0 million for the three months ended September 30, 2025. The decrease was mainly driven by the decreased impairment of goodwill and intangibles, decreased selling, general and administrative expenses, decreased depreciation and amortization of intangibles, and increased income tax recovery, partially offset by decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. On a per share basis, basic and diluted loss per share amounted to $0.26 for the three months ended September 30, 2026, compared to $0.32 for the three months ended September 30, 2025.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $4.6 million for the three months ended September 30, 2026, representing a decrease of $4.9 million, or 51.8%, from $9.5 million for the three months ended September 30, 2025. The decrease was primarily due to decreased gross margin, caused by lower revenues, decreased utilization rates and tax credits, partially offset by decreased selling, general and administrative expenses. Adjusted Net Earnings per Share amounted to $0.05 for the three months ended September 30, 2026, compared to $0.10 for the three months ended September 30, 2025.
Adjusted EBITDA
Adjusted EBITDA amounted to $8.3 million for the three months ended September 30, 2026, representing a decrease of $4.5 million, or 35.3%, from $12.8 million for the three months ended September 30, 2025. As explained above, the decrease was mainly due to decreased gross margin, caused by lower revenues, decreased utilization rates, and tax credits, partially offset by decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 8.0% for the three months ended September 30, 2026, compared to 10.3% for the three months ended September 30, 2025.
Bookings
Bookings amounted to $108.2 million, which translated into a Book-to-Bill Ratio of 1.05 for the quarter, compared to $90.9 million, which translated into a Book-to-Bill Ratio of 0.73, for the same quarter last year. Bookings for the trailing twelve months amounted to $422.5 million as at September 30, 2026, which translated into a Book-to-Bill ratio of 0.97.
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If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would have been 1.12, compared to 0.80 for the same quarter last year. For the trailing twelve months as at September 30, 2026, the Book-to-Bill ratio, excluding revenues from the two long-term contracts, would have been 1.05.
Liquidity and Capital Resources
For the three months ended September 30, 2026, net cash from operating activities was $0.9 million, representing a decrease of $0.2 million, from $1.1 million for the three months ended September 30, 2025. The net cash from operating activities for the three months ended September 30, 2026, resulted from the net loss of $25.0 million, adjusted for $29.4 million of non-cash items, stemming from a $30.4 million impairment of goodwill, and by $3.5 million in unfavorable changes in non-cash working capital items, mainly due to the timing of payments, collections and invoicing.
As at September 30, 2026, drawings on its senior secured revolving credit facility amounted to $102.0 million, and additional capital resources available to Alithya amounted to $56.2 million, consisting of cash and availability under its credit facilities. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
Normal Course Issuer Bid Program
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX”) approved the implementation of a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company was allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and ended on September 11, 2026. All purchases of Subordinate Voting Shares were made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allowed the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at September 11, 2026, 3,328,472 Subordinate Voting Shares were purchased and cancelled under the NCIB. Included in the 3,328,472 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.
The Company did not renew its NCIB program following the end of the program on September 11, 2026.
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Forward-Looking Statements
This press release contains certain information and statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” "maintains," “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) the Company's ability to generate sufficient earnings to support its operations; (ii) the Company's ability to take advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company's ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence ("AI"), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company's growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company's ability to service its debt and raise additional capital; (vi) the Company's estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company's ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; (viii) the Company's ability to balance, meet and exceed the expectations of its stakeholders; and (ix) the Company's ability to successfully conduct a strategic review process, including the Company’s evaluation of strategic alternatives and the potential benefits that may result therefrom.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis (“MD&A”) for the year ended March 31, 2026, as well as other risks and uncertainties identified or incorporated in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to Alithya or that Alithya currently deems to be immaterial
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could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.

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The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except per share data)	2026	2025	2026	2025
	$	$	$	$
Net loss	(25,024)	(30,961)	(27,445)	(30,776)
Business acquisition, integration and reorganization costs recovery	(3,421)	(3,885)	(2,660)	(1,838)
Amortization of intangibles	3,190	5,317	6,329	10,272
Share-based compensation	196	1,304	2,065	3,676
Impairment of goodwill and intangibles	30,400	38,028	30,400	38,028
Share of earnings of an associate	(171)	—	(4)	—
Loss on disposal of assets and lease modification	—	—	—	37
Severance	847	—	847	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	—	(1,948)
Effect of income tax related to above items	(1,453)	(336)	(2,097)	(1,465)
Adjusted Net Earnings (1)	4,564	9,467	7,435	15,986
Basic and diluted loss per share	(0.26)	(0.32)	(0.29)	(0.31)
Adjusted Net Earnings per Share (1)	0.05	0.10	0.08	0.16

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three and six months ended September 30, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except for percentages)	2026	2025	2026	2025
	$	$	$	$
Revenues	103,368	124,292	208,418	248,450
Net loss	(25,024)	(30,961)	(27,445)	(30,776)
Net financial expenses	2,378	2,126	4,668	4,966
Income tax (recovery) expense	(524)	350	(608)	(2,688)
Depreciation	727	978	1,355	2,043
Amortization of intangibles	3,190	5,317	6,329	10,272
EBITDA (1)	(19,253)	(22,190)	(15,701)	(16,183)
EBITDA Margin (1)	(18.6)%	(17.9)%	(7.5)%	(6.5)%
Adjusted for:
Foreign exchange (gain) loss	(326)	(469)	(1,253)	697
Share-based compensation	196	1,304	2,065	3,676
Business acquisition, integration and reorganization costs recovery	(3,421)	(3,885)	(2,660)	(1,838)
Impairment of goodwill and intangibles	30,400	38,028	30,400	38,028
Share of earnings of an associate	(171)	—	(4)	—
Loss on disposal of assets and lease modification	—	—	—	37
Severance	847	—	847	—
Adjusted EBITDA (1)	8,272	12,788	13,694	24,417
Adjusted EBITDA Margin (1)	8.0%	10.3%	6.6%	9.8%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three and six months ended September 30, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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Second Quarter Conference Call
Alithya will hold a conference call to discuss these results on November 13, 2026, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1 438-803-5592 (conference call ID 712256823#), or via webcast at https://teams.microsoft.com/meet/2579724270860902?p=FMeGk5hK72RRpJ4wy3. A replay of the conference call will be made available on Alithya’s website until November 20, 2026.
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
For more information
Investor Relations
investorrelations@alithya.com
Media Relations
media@alithya.com
Note to readers: Management's Discussion and Analysis and the interim condensed consolidated financial statements and accompanying notes for the three and six months ended September 30, 2026 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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